January 3, 2007

Mail Stop 4561

Li Wei Qiu
Chairman
Home System Group
Industrial Park Shagang Road
Gang Kou town
Zhongshan, China

Re:	Home System Group
      Preliminary Information Statement on Schedule 14C
      Filed on December 22, 2006

Dear Mr. Qiu:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In connection with our review of this registration statement, we also performed a limited review of your Form 10-KSB/A filed on May 22, 2006. You state in Item 8A. Controls and Procedures, that your management has evaluated the effectiveness of your disclosure controls and procedures as of a date within ninety days prior to the filing date of the Form 10-KSB. Please note that you must disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-KSB. Refer to Item 307 of Regulation S-B. Please file an amended Form 10-
KSB to revise your disclosure as necessary and include updated certifications.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each registrant acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Michael McTiernan at
(202) 551-3852 or me at (202) 551-3780.


      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Jeff Stein (via facsimile)
Li Wei Qiu
Home System Group
January 3, 2007
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